UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER
SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-53291

LAKE VICTORIA MINING COMPANY, INC.
(Exact name of registrant as specified in its charter)

Suite 810 – 675 West Hastings Street
Vancouver, British Columbia V6B 1N2, Canada
Telephone No.: (303) 586-1390
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, par value of $0.00001
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: 270

Pursuant to the requirements of the Securities Exchange Act of 1934, Lake Victoria Mining Company, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	11/16/2015	By:	/ David Kalenuik/
David Kalenuik
President, Chief Executive Officer and Director